As filed with the Securities and Exchange Commission on September 19, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MDRNA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	11-2658569
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3830 Monte Villa Parkway

Bothell, Washington 98021

(425) 908-3600

(Address of Principal Executive Offices)

2008 STOCK INCENTIVE PLAN

J. MICHAEL FRENCH EMPLOYMENT AGREEMENT

2007 EMPLOYEE STOCK PURCHASE PLAN

2004 STOCK INCENTIVE PLAN

2002 STOCK OPTION PLAN

2000 NONQUALIFIED STOCK OPTION PLAN

(Full Title of the Plan)

J. Michael French

Chief Executive Officer

MDRNA, Inc.

3830 Monte Villa Parkway

Bothell, Washington 98021

(Name and Address of Agent for Service)

(425) 908-3600

(Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lawrence Remmel, Esq.

Pryor Cashman LLP

410 Park Avenue

New York, New York 10022

(212) 326-0881

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Security(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock ($0.006 par value)	4,500,000 (3)	$0.49(5)	$2,205,000.00(5)	$86.66(6)
Common Stock ($0.006 par value)	1,099,963 (4)	$0.49(5)	$538,981.87(5)	$21.19(6)

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of MDRNA, Inc. (the “Company”) common stock, par value $0.006 per share (the “Common Stock”), which become issuable under the employee benefit plans described herein by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock.

(2)	In U.S. dollars or the equivalent thereof denominated in one or more foreign currencies or units of two or more foreign currencies or composite currencies. Estimated solely for the purposes of calculating the registration fee and exclusive of accrued interest, if any.

(3)	Represents shares of Common Stock issuable pursuant to awards granted under the Company’s 2008 Stock Incentive Plan.

(4)	Represents shares of Common Stock issuable pursuant to the Employment Agreement between the Company and J. Michael French, the Chief Executive Officer of the Company, dated June 10, 2008.

(5)	Calculated in accordance with Rule 457(c) of the Securities Act, solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of our Common Stock as reported by The Nasdaq Global Market on September 15, 2008.

(6)	A filing fee of $107.85 is being paid with respect to the 5,599,963 shares of Common Stock being registered on this Registration Statement, calculated in accordance with Rule 457(o) under the Securities Act at the statutory rate of $39.30 per $1,000,000 of securities registered.

Explanatory Note

We are filing this registration statement on Form S-8 for the purpose of registering: (i) 4,500,000 shares of our common stock, $0.006 par value per share (“Common Stock”), issuable under our 2008 Stock Incentive Plan (the “2008 Plan”), and (ii) 1,099,963 shares of Common Stock issuable upon exercise of employment inducement options granted to J. Michael French, our Chief Executive Officer, pursuant to the employment agreement, dated June 10, 2008, that we entered into with Mr. French (the “French Agreement”).

This registration statement also includes a prospectus (the “Reoffer Prospectus”) prepared in accordance with General Instruction C of Form S-8 and in accordance with the requirements of Part I of Form S-3. This Reoffer Prospectus may be used for reofferings and resales of shares of Common Stock that may be deemed to be “control securities” under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder that have been acquired by certain of our officers and directors, being the Selling Stockholders identified in the Reoffer Prospectus. The number of shares of Common Stock included in the Reoffer Prospectus represents the total number of shares of Common Stock that have been or may be acquired by the Selling Stockholders pursuant to awards made to the Selling Stockholders under the 2008 Plan, the French Agreement, our 2007 Employee Stock Purchase Plan (which shares were registered on registration statement no. 333-146183), our 2004 Stock Incentive Plan (which shares were registered on registration statement nos. 333-135724, 333-126905 and 333-118206), our 2002 Stock Option Plan (which shares were registered on registration statement no. 333-92222), and our 2000 Nonqualified Stock Option Plan (which shares were registered on registration statement nos. 333-49514 and 333-46214), and does not necessarily represent a present intention to sell any or all such shares of Common Stock. Accordingly, this Reoffer Prospectus is a combined prospectus pursuant to Rule 429(a) of the Securities Act, and this registration statement, which is a new registration statement, also constitutes a post-effective amendment to each of registration statement nos. 333-146183, 333-135724, 333-126905, 333-118206, 333-92222, 333-92206, 333-49514 and 333-46214) pursuant to Rule 429(b) of the Securities Act.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents containing the information specified in Part I of this registration statement on Form S-8 (this “Registration Statement”) will be sent or given to participants in the MDRNA, Inc. 2008 Stock Incentive Plan and to the grantee of options pursuant to the employment agreement that we entered into with J. Michael French, our Chief Executive Officer, on June 10, 2008, which are covered by this Registration Statement as specified by Rule 428(b)(1) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Such documents need not be filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PROSPECTUS

MDRNA, Inc.

6,447,555 shares

of

Common Stock

This reoffer prospectus is a combined prospectus relating to shares of our common stock, par value $0.006 per share (the “Common Stock”), that have been registered with the Securities and Exchange Commission (the “SEC”) and that have been or may be acquired by certain of our officers and directors (the “Selling Stockholders”) pursuant to awards made to them under our 2008 Stock Incentive Plan (the “2008 Plan”), the employment agreement that we entered into with J. Michael French, our Chief Executive Officer, on June 10, 2008 (the “French Agreement”), our 2007 Employee Stock Purchase Plan (the “ESPP”), our 2004 Stock Incentive Plan (the “2004 Plan”), our 2002 Stock Option Plan (the “2002 Plan”), and our 2000 Nonqualified Stock Option Plan (the “2000 Plan” and, together with the 2008 Plan, the French Agreement, the ESPP, the 2004 Plan and the 2002 Plan, the “Plans”). The shares of Common Stock relating to the 2008 Plan and the French Agreement have been registered with the SEC on the registration statement on Form S-8 of which this reoffer prospectus is filed as a part. The remaining shares have been registered on the following registration statements on Form S-8: (i) the ESPP – registration statement no. 333-146183; (ii) the 2004 Plan – registration statement nos. 333-135724, 333-126905 and 333-118206; (iii) the 2002 Plan – registration statement no. 333-92222; and (iv) the 2000 Plan – registration statement nos. 333-49514 and 333-46214).

The Selling Stockholders are offering and selling up to 6,447,555 shares (the “Shares”) of Common Stock that have been or hereafter may be acquired by the Selling Stockholders pursuant to awards under the Plans, including 578,980 restricted shares of Common Stock, 5,863,874 shares of Common Stock that have been or hereafter may be acquired by such Selling Stockholders upon the exercise of options to purchase Common Stock, and 4,701 shares acquired pursuant to the ESPP. We will not receive any proceeds from the sale of the Shares. However, we will receive the proceeds, if any, from the exercise of the options granted under the Plans, and from the original issuance of the Shares under the ESPP.

The Selling Stockholders may offer their Shares through public or private transactions, in the over-the-counter markets or on any exchanges on which our Common Stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The Selling Stockholders may engage brokers or dealers who may receive commissions or discounts from the Selling Stockholders. We will pay substantially all of the expenses incident to the registration of such shares, except for the selling commissions.

Our Common Stock trades on The NASDAQ Global Market under the symbol “MRNA.” On September 15, 2008, the last sale price of the Common Stock as reported on The NASDAQ Global Market was $0.48 per share.

An investment in our securities involves risks. You should carefully read and consider the risk factors disclosed in any of our filings with the SEC that are incorporated by reference in this prospectus, including, without limitation, the risk factors contained in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as supplemented by the risk factors contained in Item 1A of our Quarterly Reports for the fiscal quarters ended March 31, 2008 and June 30, 2008, before making a decision to purchase our securities.

Our mailing address and telephone number are:

3830 Monte Villa Parkway

Bothell, Washington 98021

(425) 908-3600

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2008

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus or of any securities registered hereunder.

This document includes product names, trade names and trademarks of other companies. All such product names and trademarks appearing in this document are the property of their respective holders.

Unless the context otherwise requires, all references in this prospectus to “MDRNA,” “Company,” “registrant,” “we,” “us” or “our” include MDRNA, Inc., a Delaware corporation, and any subsidiaries or other entities controlled by us. All references in this prospectus to “common stock” refer to our common stock, par value $0.006 per share.

INFORMATION ABOUT THE COMPANY

Overview

We are a biotechnology company focused on the development and commercialization of therapeutic products based on RNA interference (“RNAi”). Our goal is to improve human health through the development of RNAi-based compounds and drug delivery technologies that together provide superior therapeutic options for patients. Over the past decade, we have developed substantial capabilities in molecular biology, cellular biology, lipid chemistry, peptide chemistry, pharmacology and bioinformatics, which we are applying to a wide range of RNAi technologies and delivery approaches. These capabilities, plus the in-licensing of key RNAi-related intellectual property (“IP”), have rapidly enabled us to become a leading RNAi-based therapeutics company with a pre-clinical pipeline in key therapeutic areas including oncology, metabolic disorders and inflammation. Through our capabilities, expertise and know-how, we are incorporating multiple RNAi technologies as well as peptide- and lipid-based delivery approaches into a single integrated drug discovery platform that will be the engine for our clinical pipeline as well as a versatile platform for establishing broad therapeutic partnerships with biotechnology and pharmaceutical companies. We are also investing in new technologies that we expect to lead to safer and more effective RNAi-based therapeutics while aggressively building upon our broad and extensive IP estate. By combining broad expertise in small interfering RNA (“siRNA”) science with proven delivery platforms and a strong IP position, we are well positioned as a leading RNAi-based drug discovery and development company. Our history has been based on nasal delivery; however, our current plans focus on the advancement of our RNAi programs, and our name has changed from Nastech Pharmaceutical Company Inc. to MDRNA, Inc. In addition, we have taken steps to identify a partner or partners to further develop and commercialize our intranasal programs through either a sale or licensing transaction; however, there can be no assurance that we will be able to identify a suitable partner for our intranasal programs or a sale or licensing transaction on terms acceptable to us.

In connection with our change in focus, we have taken steps to restructure certain aspects of our business, including significantly reducing our workforce and reducing certain operating costs. We terminated 72 employees across all areas of our operations and at all of our principal locations in November 2007, approximately 70 additional employees across all areas of our operations in February 2008, and an additional 23 employees primarily from our intranasal programs in August 2008. We notified the majority of the employees affected by the August 2008 workforce reduction on August 4, 2008 and the majority finished employment by August 31, 2008. Following the completion of this latter action, we will have approximately 55 full-time employees, including approximately six full-time-equivalents maintaining our manufacturing, quality assurance and quality control operations in support of our current partnerships. The August 2008 workforce reduction included three executives from our intranasal programs, including our President, Chief Business Officer and Chief Scientific Officer — Delivery. We believe we have retained and will continue to maintain sufficient resources to complete the sale or licensing of certain intranasal programs.

There can be no assurance that the restructuring of our business to focus on our RNAi programs will produce acceptable results. If we are not successful in implementing or operating under this new business model, our stock price could suffer. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, success of research efforts or our ability to partner our product candidates, and may have a material impact on our financial results.

In addition, we have in the past and may in the future find it advisable to restructure operations and reduce expenses, including, without limitation, such measures as reductions in the workforce, discretionary spending, and/or capital expenditures, as well as other steps to reduce expenses. We have streamlined operations and reduced expenses as a result of the reductions in workforce. Effecting any restructuring places significant strains on management, our employees and our operational, financial and other resources. Furthermore, restructurings take time to fully implement and involve certain additional costs, including severance payments to terminated employees, and we may also incur liabilities from early termination or assignment of contracts, potential litigation or other effects from such restructuring. There can be no assurance that we will be successful in implementing our restructuring program, or that following the completion of our restructuring program, we will have sufficient cash reserves to allow us to fund our business plan until such time as we achieve profitability. Such effects from our restructuring program could have a material adverse affect on our ability to execute on our business plan.

RNAi

We are applying our technological expertise to the development of novel therapeutics using siRNA to down-regulate the expression of certain disease-causing proteins that are over-expressed in inflammation, cancer and other diseases. Therapeutics based on RNAi work through a naturally-occurring process within cells that has the effect of reducing levels of genetic material (messenger RNA) required for the production of proteins. RNAi is not gene therapy, but instead targets compounds downstream of DNA. Nevertheless, RNAi enables the targeting of disease with exquisite specificity. The Nobel Prize-winning discovery of RNAi has resulted in its wide use in the research of biological mechanisms and target validation. It is recognized as having tremendous potential in its own right for use as a pharmaceutical. We have created novel RNAi structures for targeting specific diseases and have a variety of proprietary delivery platforms and technologies to enable a range of development programs spanning multiple therapeutic areas. Our current programs and technologies should permit us to make significant progress in pursuing therapeutic indications in the areas of oncology, infectious diseases, metabolic dysfunction, and inflammation-associated disorders. Our current technologies have demonstrated pre-clinical success and a clear potential for commercial application in systemic and local delivery. We intend to expand on the pre-clinical successes of our current platform and utilize our second-generation technologies to facilitate additional modes of delivery in order to expand our therapeutic opportunities and development pipeline.

As part of our corporate restructuring to focus on development of RNA-based therapeutics, near-term business plans will emphasize, in addition to the appropriate development of new and already-established delivery platforms, the expansion and advancement of a therapeutic pipeline that brings value for shareholders and potential partners, as well as proof of concept for our delivery technologies and capabilities.

Our most advanced siRNA program has demonstrated efficacy in animals against multiple influenza strains, including avian flu strains (H5N1). Since the influenza virus has a demonstrated ability to develop drug resistance to first line therapies, the development of an siRNA therapeutic targeting sequences that are highly conserved across all flu genomes, including avian and others having pandemic potential, may provide a solution to this defense mechanism. We believe our lead candidate represents a viable approach to fighting a pandemic influenza outbreak and is one of the most advanced anti-influenza compounds based on RNAi. Our lead candidate can be administered by inhalation to maximize delivery to the lung tissue and has the potential to be delivered to the nasal cavity to prevent or abate early viral infections. The product is being designed for ease of use by patients and for long-term stability, both essential for stockpiling the product for rapid mobilization during a flu epidemic. We are currently seeking a partner in the biodefense sector to advance this program.

We are working on a number of pre-clinical siRNA programs including the following:

•

Metabolic disorders. We are on schedule to identify a lead candidate siRNA specific for Apolipoprotein B (ApoB) by the end of the third quarter of 2008. ApoB is a protein used by the body for transport of cholesterol and may be an underlying factor in cardiovascular disease as a result of hypercholesterolemia. It is synthesized in the liver and parts of the small intestine. We have preclinical data demonstrating the efficacy of our lead candidate siRNA formulated in a proprietary DiLA[2] TM – based liposome. Our studies to date have demonstrated that candidate formulations result in substantial reduction of levels of ApoB messenger RNA and cholesterol production in both liver and jejunum.

•

Oncology. We are pursuing RNAi-based treatments for bladder cancer and lung cancer. Bladder cancer is the fifth most common cancer in the U.S. with 67,000 new cases each year. It is the seventh most common cancer in the world, including 120,000 new cases each year in Europe. The National Cancer Institute estimates that this year lung cancer will be diagnosed in over 200,000 individuals in the U.S. and over 160,000 lung cancer patients will die from their illness. Current treatments for these cancers include, for some patients, repeated surgeries or even removal of the involved organ. The prognosis for lung cancer patients is particularly poor. We are currently evaluating panels of siRNAs against several gene targets for our programs in both bladder and lung cancer. For bladder cancer we intend to begin pre-IND studies in early 2009.

•

Inflammation. We have screened numerous siRNA candidates targeting human TNF-alpha in cells derived from normal human donors. siRNAs that showed the highest potency were optimized for chemical stability and favorable pharmacological and safety properties. In collaboration with the Mayo Clinic, knock-down of TNF-alpha was verified in cells from patients with active rheumatoid arthritis. Additional pre-clinical activities are continuing.

We will continue to focus our research and development efforts on therapeutic siRNAs, and continue to acquire and develop our RNAi technologies and intellectual property (“IP”) estate.

As of August 28, 2008, we had, either through ownership of or access to, through exclusive licenses, four issued patents and 297 pending patent applications to protect our RNAi proprietary technologies.

RNAi Collaborations

A major part of our business strategy is to enter into collaborations and strategic partnerships with pharmaceutical companies and biotechnology companies, academic institutions, research foundations and others, as appropriate, to gain access to funding, technical resources and intellectual property to further our development efforts and to generate revenue.

City of Hope. In November 2006, we entered into a license with the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. City of Hope granted non-exclusive rights under the licensed patent applications for the treatment of all human diseases, less certain infectious diseases, as well as exclusive rights to five named respiratory viral targets. Our rights under the licenses, including sub-licensing, are subject to certain limitations. We believe these will have no impact on our programs. This IP and technology could provide significant commercial and therapeutic advantages for us in this field by enabling the use of 25 to 30 base pair RNA duplexes designed to act as substrates for processing by the cells’ natural activities. The slightly larger Dicer substrates provide attachment points for delivery-enabling molecules, thereby potentially enhancing the overall efficacy of an RNAi-based therapeutic product.

University of Michigan. In 2008, we announced an exclusive license agreement to intellectual property from the University of Michigan covering cationic peptides for enhanced delivery of nucleic acids. These peptides have unique characteristics that we believe play an important role in improving the efficacy of delivery of RNAi-based therapeutics. We are currently using these peptides to create siRNA nanoparticles to enhance gene expression knockdown. Together with the DiLA2 TM Platform of novel delivery lipids, these delivery peptides improve the therapeutic potential of our drug candidates.

University of Helsinki. In 2008, We entered into a collaboration with Dr. Pirjo Laakkonen and the Biomedicum Helsinki to screen our patented phage display library, the Trp Cage library. The goal of the work is to discover and evaluate peptides for their potential to be incorporated into MDRNA siRNA formulations to contribute to targeting particular tissues or organs indicated in a given disease. We expect to use the peptides to improve and increase the delivery options for siRNA, including nanoparticle technology and the combination of novel peptides with our DiLA2 TM Platform.

Université Laval (Quebec). We are collaborating with Université Laval in the area of therapeutic siRNAs against pulmonary viruses including RSV and human metapneumovirus.

Government Grants. We have entered into contracts with the National Institute of Allergy and Infectious Diseases, or NIAID, a component of the National Institutes of Health, or NIH, over a five year period to prevent and treat influenza. Revenue recognized under this grant totaled $0.1 million for both the three month periods ended June 30, 2007 and 2008. Revenue recognized under this grant totaled $0.2 million for both the six month periods ended June 30, 2007 and 2008.

Intranasal Programs

As previously discussed, we have taken steps to identify a partner or partners to further develop and commercialize our intranasal programs through either a sale or licensing transaction; however, there can be no assurance that we will be able to identify a suitable partner for our intranasal programs or a sale or licensing transaction on terms acceptable to us.

We believe our nasal drug delivery technology offers advantages over injectable routes of administration for large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy and increased patient compliance, due to the elimination of injection site pain or irritation. In addition, we believe our nasal drug delivery technology can potentially offer advantages over oral administration by providing for faster absorption into the bloodstream, and improved effectiveness by avoiding problems relating to gastrointestinal side effects and first-pass liver metabolism.

Through our expertise in tight junction biology, we are developing, or have developed, clinical product candidates in multiple therapeutic areas, including the following:

Insulin. Our rapid-acting nasal insulin product recently completed a Phase 2 clinical trial in patients with type 2 diabetes. Results from the trial were presented at the American Diabetes Association meeting in June 2008. These data suggest that our nasal insulin when used at mealtime offers glucose control similar to that of a rapidly-acting injectable insulin analog, and may lower the occurrence of hypoglycemia, or low blood sugar, in the hours after a meal. The nasal route of administration is expected to avoid pulmonary side effects associated with the inhalation of insulin. This program is on hold pending further funding or partnering.

PYY. Peptide YY(3-36), or PYY(3-36), is produced naturally by specialized endocrine cells (L-cells) in the gut in proportion to the calorie content of a meal. On July 31, 2008, we announced results from our Phase 2 clinical trial involving 551 obese patients evaluating our nasally delivered version of this naturally occurring human hormone. The data indicate that PYY(3-36) did not meet the primary efficacy endpoint of a dose response of weight loss vs. PYY(3-36) dose, nor did PYY(3-36) meet the secondary efficacy endpoint of greater weight loss than the active control, sibutramine (Meridia®). We believe that our intranasal delivery technology continues to demonstrate value as a means of safely administering peptides and proteins and believe that PYY(3-36) might still prove effective in combination with other weight loss drugs. This program is on hold pending further funding or partnering.

PTH. PTH(1-34) is a fragment of human parathyroid hormone that helps regulate calcium and phosphorus metabolism and may cause bone growth. PTH(1-34) is currently being marketed as an injectable product by Eli Lilly & Company (“Lilly”) under the trade name Forteo®. During the time that Procter & Gamble Pharmaceuticals, Inc. (“P&G”) was leading clinical development of our PTH(1-34) program, two clinical trials were conducted. The first was a Phase 1 PK study in elderly men and women, and the second was a Phase 2A dose-finding study to identify the equivalent dose of nasal PTH(1-34) compared with Forteo®. The results of this Phase 2A study demonstrate a dose-dependent response of nasal PTH(1-34) for the biochemical marker of bone formation, P1NP. On the basis of this study, a dose equivalent to Forteo® can be predicted. This program is on hold pending further funding or partnering.

Exenatide. Exenatide, marketed by Amylin Pharmaceuticals, Inc. (“Amylin”) and Lilly as Byetta®, stimulates insulin secretion in response to elevated plasma glucose levels. In June 2006, we entered into an agreement with Amylin to develop a nasal spray formulation of the product, for the treatment of type 2 diabetes. Pre-clinical studies and a Phase 1 clinical trial have been completed by Amylin and additional clinical trials are being evaluated. Under the terms of the agreement, we will receive both milestone payments and royalties on product sales. If the development program is successful and the development of this product continues to move forward, milestone payments could reach up to $89 million in total, based on specific development, regulatory and commercialization goals. Royalty rates escalate with the success of this product. Under the terms of our agreement with Amylin, we will jointly develop the nasal spray formulation with Amylin utilizing our proprietary nasal delivery technology, and Amylin will reimburse us for any development activities performed under the agreement. Amylin has overall responsibility for the development program, including clinical, non-clinical and regulatory activities and our efforts will focus on drug delivery and chemistry, manufacturing and controls, or CMC, activities.

Calcitonin. In October 2004, we entered into a license and supply agreement with Par Pharmaceutical for the exclusive U.S. distribution and marketing rights to a generic calcitonin-salmon nasal spray for the treatment of osteoporosis. Under the terms of the agreement with Par Pharmaceutical, we will manufacture and supply finished calcitonin-salmon nasal spray product to Par Pharmaceutical, while Par Pharmaceutical will distribute the product in the U.S. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and profit sharing following commercialization.

In December 2003, we submitted to the FDA an application for abbreviated new drug approval (“ANDA”) for generic calcitonin-salmon nasal spray for the treatment of osteoporosis. As part of the ANDA process, we have conducted a clinical trial and laboratory tests, including spray characterization, designed to demonstrate the equivalence of our product to the reference listed drug, Miacalcin®. In February 2004, the FDA accepted the submission of our ANDA for the product. To date, the FDA has informally communicated to us that it has determined that our nasal calcitonin-salmon product is bioequivalent to Miacalcin®, and has also completed Pre-Approval Inspections of both of our nasal spray manufacturing facilities.

In September 2005, a citizen’s petition was filed with the FDA requesting that the FDA not approve any ANDA as filed prior to additional studies for safety and bioequivalence. We believe this citizen’s petition is an effort to delay the introduction of a generic product in this field. In addition, Apotex has filed a generic application for its nasal calcitonin-salmon product with a filing date that has priority over our ANDA for our generic calcitonin-salmon nasal spray. In November 2002, Novartis brought a patent infringement action against Apotex claiming that Apotex’s nasal calcitonin-salmon product infringes on Novartis’ patents, seeking damages and requesting injunctive relief.

In the fourth quarter of 2007, we received informal notification from the FDA that our ANDA review is complete and that the citizen’s petition is actively being addressed by the FDA. We do not know the timeline over which the FDA will review this information, nor can we be sure that our additional information will fully satisfy the FDA’s request. If we are not successful at keeping our application as an ANDA, a 505(b)(2) NDA may be pursued or the application may be withdrawn. At this time, we are not able to determine to what degree the citizen’s petition will delay the FDA’s approval of our ANDA, how the Apotex filing priority will be resolved, or when, if at all, our calcitonin-salmon product will receive marketing approval from the FDA. On May 29, 2008 the federal district court dismissed the lawsuit between Novartis and Apotex, due to the parties reaching a settlement in their long-standing litigation. The terms of this settlement were not made public. This has created uncertainty over our ability to launch our nasal calcitonin-salmon product and has caused us to reassess the value of our inventory. At June 30, 2008 we considered the carrying amount of this inventory to likely not be recoverable. Accordingly, we recorded a non-cash impairment charge of approximately $2.6 million to cost of goods sold related to the write-down of inventory in the second quarter of 2008. It is possible that we may receive partial or full reimbursement under the terms of our contractual arrangement with Par Pharmaceutical should we not be able to use this material in connection with our manufacturing arrangement, but the amount and timing of any such reimbursement are not determinable at this time.

Carbetocin. Carbetocin, a long-acting analog of oxytocin, is a naturally produced hormone that may benefit autistic patients. In 2007, two foreign Phase 1 dose-escalation studies were conducted in healthy volunteers to evaluate the pharmacokinetics, bioavailability and safety of our carbetocin nasal spray. This program is on hold pending further funding or partnering.

Other Agreements

Questcor Pharmaceuticals, Inc./QOL Medical LLC. In February 2005, the FDA approved our Nascobal® nasal spray 505(b)(2) application for vitamin B12 (cyanocobalamin) deficiency in patients with pernicious anemia, Crohn’s Disease, HIV/ AIDS and multiple sclerosis. We developed the Nascobal® nasal spray as an alternative to Nascobal® (Cyanocobalamin, USP) gel, an FDA-approved product launched in 1997.

Under the terms of the Questcor Asset Purchase and Supply Agreement, dated June 2003 (the “Questcor Agreements”), that we entered into with Questcor Pharmaceuticals Inc. (“Questcor”), subject to certain limitations, we are obligated to manufacture and supply, and Questcor is obligated to purchase from us, all of Questcor’s requirements for the Nascobal® nasal gel and the Nascobal® nasal spray. In February 2005, Questcor paid us a milestone fee of $2.0 million upon receipt of FDA approval of the new drug application (“NDA”) for Nascobal® nasal spray.

In October 2005, with our consent, Questcor assigned all of its rights and obligations under the Questcor Agreements to QOL Medical, LLC. (“QOL”). We received $2.0 million from Questcor in October 2005 as consideration for our consent to the assignment and in connection with our entering into an agreement with QOL that modified certain terms of the Questcor Agreements. The $2.0 million is being recognized ratably over the five-year life of the QOL agreement. QOL also assumed Questcor’s obligation to pay us $2.0 million on the issuance by the U.S. Patent and Trademark Office of a patent covering any formulation that treats any indication identified in our NDA for Nascobal® nasal spray. This payment became due and was received and recognized as revenue in the second quarter of 2007. We recognized product revenue relating to the supply agreement of zero and approximately and $0.2 million in three months ended June 30, 2007 and 2008, respectively, and $0.2 million and $0.7 million in the six months ended June 30, 2007 and 2008, respectively.

Cytyc Corporation. In July 2003, we entered into a five-year agreement with Cytyc Corporation (“Cytyc”) pursuant to which Cytyc acquired patent rights to our Mammary Aspirate Specimen Cytology Test (“MASCT”) device. Under the terms of the agreement, we received a license fee from Cytyc in 2003 and reimbursement for the cost of patent maintenance and further patent prosecution if incurred during the term of the agreement. In July 2008, the agreement term lapsed and all rights reverted to us. We intend to evaluate further commercial prospects for this device.

Our Corporate Information

We were incorporated in Delaware on September 23, 1983. Our principal executive offices are located at 3830 Monte Villa Parkway, Bothell, Washington 98021, and our telephone number at that address is (425) 908-3600. We maintain an Internet website at www.mdrnainc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry’s actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by, or that include the words “may,” “will,” “could,” “would,” “should,” “believe,” “expect,” “plan,” “anticipate,” “intend,” “estimate,” “predict,” “potential” or similar expressions.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise.

The following factors, among others, could cause our or our industry’s future results to differ materially from historical results or those anticipated:

•	our ability to obtain additional funding for our company;

•	our efforts to identify a partner or partners to further develop and commercialize our intranasal programs through either a sale or licensing transaction;

•	the success or failure of our research and development programs or the programs of our partners;

•	our efforts to collaborate with pharmaceutical and biotechnology companies that have products under development;

•	our ability to successfully complete product research and development, including pre-clinical and clinical trials and commercialization;

•	our ability to obtain governmental approvals, including product and patent approvals;

•

our ability to successfully manufacture the products of our research and development programs and our marketed products to meet current good manufacturing practices and to manufacture these products at a financially acceptable cost;

•	our ability to attract and retain our key officers and employees;

•	costs associated with any product liability claims, patent prosecution, patent infringement lawsuits and other lawsuits;

•	our ability to develop and commercialize our products before our competitors; and

•	the projected size of the drug delivery market.

These factors and the risk factors incorporated by reference into this prospectus, including, without limitation, those contained in “Item 1A. Risk factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as supplemented by those contained in “Item 1A. Risk factors” in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, are all of the important factors of which we are currently aware that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

USE OF PROCEEDS

We are registering the Shares offered by this prospectus for the account of the Selling Stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of the Shares will go to the Selling Stockholders who offer and sell their Shares. We will not receive any part of the proceeds from the sale of such Shares. We may receive proceeds of up to approximately $34.9 million if all the options are exercised and no cashless-exercise procedure is used. We anticipate that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, options may be exercised for cash. We also received proceeds of approximately $9,000 upon the sale of certain Shares to the Selling Stockholders under the ESPP.

SELLING STOCKHOLDERS

The Selling Stockholders are persons listed in the table below who have acquired or hereafter may acquire shares of Common Stock pursuant to awards under the Plans, including 578,980 restricted shares of Common Stock, 5,863,874 shares of Common Stock that have been or hereafter may be acquired upon the exercise of options to purchase Common Stock, and 4,701 shares acquired pursuant to the ESPP. Each Selling Stockholder will receive all of the net proceeds from the sale of his or her Shares offered by this Reoffer Prospectus.

The table and notes below describe, with respect to each Selling Stockholder, as of August 28, 2008: (a) the name of the Selling Stockholder; (b) his or her relationship to us during the last three years; (c) the total number of shares of Common Stock he or she beneficially owned as of the date of this prospectus; (d) the number of Shares which he or she may offer pursuant to this prospectus; and (e) the amount and the percentage of our Common Stock that he or she would own after completion of this offering, assuming he or she disposes of all of the Shares being offered by him or her pursuant to this prospectus. The information contained in this table and notes may be amended or supplemented from time to time.

Name and Position With Us	Number of Shares Owned Prior to Offering(1)	Number of Shares Registered Hereby(2)	Number of Shares to Be Owned After Offering(3)
Steven C. Quay, M.D., Ph.D. Chairman of the Board and Chief Scientific Officer	3,638,706	3,481,987	156,719
J. Michael French Chief Executive Officer	1,270,000	1,260,000	10,000
Dr. Gordon C. Brandt President	107,237	107,237	0
Bruce R. York Chief Financial Officer and Secretary	424,232	420,232	4,000
Timothy M. Duffy Chief Business Officer	144,379	144,379	0
Susan B. Bayh Director	112,235	112,235	0
Alexander D. Cross, Ph.D. Director	121,000	110,000	11,000
Daniel Peters Director	45,000	45,000	0
John V. Pollock Director	138,333	128,333	10,000
James E. Rothman, Ph.D. Director	358,111	358,111	0
Gregory Sessler Director	60,000	60,000	0
Bruce R. Thaw Director	280,041	220,041	60,000
TOTAL:	6,699,274	6,447,555	251,719

(1)	Includes shares of Common Stock acquired not pursuant to any employee or director benefit plan, Common Stock underlying options and restricted stock granted pursuant to the Plans (both vested and unvested), Common Stock purchased under the ESPP, and Common Stock underlying options and restricted stock granted pursuant to any other employee or director benefit plan, including all such shares and options directly or indirectly held by each such Selling Stockholder.

(2)	Includes all Common Stock underlying options outstanding and all restricted stock (in each case, both vested and unvested) granted or issued, as the case may be, pursuant to the Plans, and all Common Stock purchased under the ESPP, in each case as of August 28, 2008.

(3)	Assumes all Shares registered under this prospectus will be sold.

None of the Selling Stockholders will own more than one percent of our Common Stock at August 28, 2008 following the sale by such Selling Stockholder of all of his or her Shares of Common Stock registered under this Reoffer Prospectus.

Information regarding each Selling Stockholder’s current relationship with us within the past three years is set forth below.

Dr. Steven C. Quay. Dr. Quay has served as our Chairman of the Board since August 2000, and as our Chief Scientific Officer and Chairman of our Scientific Advisory Board since June 10, 2008. Previously, he served as our Chief Executive Officer (“CEO”) from August 2000 until June 23, 2008 and as our President from August 2000 until December 19, 2007. Dr. Quay has also served as the Chairman and CEO of MDRNA Research, Inc. (formerly MDRNA, Inc.), our wholly-owned subsidiary, since August 2007. In 1999, Dr. Quay founded and was Chairman, President and CEO of Atossa Healthcare, Inc. (“Atossa”), which focused on the development of a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other healthcare products for women. We acquired Atossa in August 2000. Dr. Quay serves as a member of the Board of Directors pursuant to an agreement with us set forth in his employment agreement.

J. Michael French. Mr. French has served as our Chief Executive Officer since June 23, 2008, and as a member of our Board of Directors since September 11, 2008. He has also been appointed to serve as our President effective October 1, 2008.

Dr. Gordon C. Brandt. Dr. Brandt joined us in November 2002. On December 19, 2007, he was promoted to the position of President. Prior to becoming President, Dr. Brandt served as our Executive Vice President of Clinical Research and Medical Affairs. On August 4, 2008, we terminated the employment of Dr. Brandt effective September 30, 2008.

Bruce R. York. Mr. York has served as our Chief Financial Officer and Secretary since January 4, 2008. He joined us as our Director, Accounting and Corporate Controller in August 2004. In September 2005, he was appointed our Senior Director, Finance, interim Chief Accounting Officer and interim Assistant Secretary. Effective January 1, 2006, the interim titles for Mr. York were removed.

Timothy M. Duffy. Mr. Duffy has been employed by us since June 2004 and served as our Vice President, Marketing and Business Development until January 2006. In January 2006, Mr. Duffy was promoted to EVP, Marketing, Business Development and Legal Affairs. On February 12, 2008, we appointed Mr. Duffy to the position of Chief Business Officer. On August 4, 2008, we terminated the employment of Mr. Duffy effective September 30, 2008.

Susan B. Bayh. Mrs. Bayh has been a member of our Board of Directors since July 2005 and currently serves as a member of the Compensation and Chairperson of the Nominating and Corporate Governance Committees of our Board of Directors.

Alexander D. Cross, Ph.D. Dr. Cross has been a member of our Board of Directors since July 2005 and currently is a member of the Audit and Nominating and Corporate Governance Committees of the Board of Directors.

Daniel Peters. Mr. Peters has been a member of our Board of Directors since June 10, 2008 and currently serves as a member of the Audit and Compensation Committees of the Board of Directors.

John V. Pollock. Mr. Pollock has been a member of our Board of Directors since September 1993, and currently serves as a member of the Nominating and Corporate Governance Committee, and as Chairman of the Compensation Committee, of our Board of Directors.

James E. Rothman, Ph.D. Dr. Rothman has been a member of our Board of Directors since June 10, 2008 and has served as a member of our Scientific Advisory Board since March, 2008.

Gregory Sessler. Mr. Sessler has been a member of our Board of Directors since June 10, 2008 and currently serves as a member of the Nominating and Corporate Governance Committee, and as Chairman of the Audit Committee, of our Board of Directors.

Bruce R. Thaw. Mr. Thaw has been a member of our Board of Directors since June 1991 and currently serves as Lead Independent Director and as a member of the Audit and Compensation Committees of the Board of Directors.

The Selling Stockholders listed in the above table may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their securities since the date on which the information in the above table is presented. Information about the Selling Stockholders may change from time to time. Information about other persons who may hereafter become Selling Stockholders will be set forth in prospectus supplements or post-effective amendments, if required.

Because the Selling Stockholders may offer all or some of their Common Stock from time to time, and none is obligated to sell any such shares, we cannot estimate the amount of the Common Stock that will be held by the Selling Stockholders after this offering. Also, this prospectus does not include awards that we may grant to the

Selling Stockholders in the future or shares of Common Stock that the Selling Stockholders may acquire under the ESPP. Such shares may subsequently be sold pursuant to this prospectus, as supplemented to reflect the offering of such shares for resale or in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

The Selling Stockholders may resell under this prospectus up to 6,447,555 Shares that have been or may be issued to the Selling Stockholders. The Selling Stockholders may sell the Shares from time to time and may also decide not to sell all the Shares they are permitted to sell under this prospectus. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers. Subject to the restrictions described in this prospectus, the Shares being offered under this prospectus may be sold from time to time by the Selling Stockholders in any of the following ways:

•

through a broker or brokers, acting as principals or agents. Transactions through broker-dealers may include block trades in which brokers or dealers will attempt to sell our Common Stock as agent but may position and resell the block as principal to facilitate the transaction. Our Common Stock may be sold through dealers or agents or to dealers acting as market makers. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchase of our Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions);

•

on any national securities exchange or quotation service on which our Common Stock may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	in private sales directly to purchasers.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

The Selling Stockholders may enter into option or other transactions with broker-dealers, which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.

The Selling Stockholders also may loan or pledge Shares to a broker-dealer. The broker-dealer may sell the Shares so loaned, or upon a default the broker-dealer may sell the Shares so pledged, pursuant to this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of Shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving Shares. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of Shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any Shares of a Selling Stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The Shares may be sold by Selling Stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of Shares may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such Selling Stockholder and of the participating broker-dealer(s);

•	the number of Shares involved;

•	the price at which such Shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the Shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the Shares.

DESCRIPTION OF COMMON STOCK

Set forth below is a description of our Common Stock. The following description of our Common Stock is a summary and is subject to and qualified by the applicable provisions of our certificate of incorporation, our bylaws and the relevant provisions of the laws of the State of Delaware.

Common Stock

We are currently authorized to issue up to 90,000,000 shares of Common Stock. As of August 28, 2008, 31,248,930 shares of our Common Stock were issued and outstanding, 716,131 unissued shares of Common Stock were reserved for future issuance under our equity compensation plans, and 14,522,612 unissued shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants and options, leaving approximately 43,512,327 shares of Common Stock unissued and unreserved.

All shares of Common Stock issued will be duly authorized, fully paid and non-assessable. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our Common Stock. Under Delaware law, stockholders generally are not liable for our debts or obligations. Our certificate of incorporation does not authorize cumulative voting for the election of directors. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our Common Stock, the holders of shares of our Common Stock are entitled to receive dividends that are declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our Common Stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of our Common Stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.

Our Common Stock currently is trading on The NASDAQ Global Market under the symbol “MRNA”.

Stockholder Rights Plan

On February 22, 2000, our board of directors adopted a stockholder rights plan and declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. Each right entitles the holder, once the right becomes exercisable, to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $.01 per share. We issued these rights on March 17, 2000 to each stockholder of record on such date, and these rights attach to shares of Common Stock subsequently issued. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors and could, therefore, have the effect of delaying or preventing someone from taking control of us, even if a change of control were in the best interest of our stockholders.

Holders of our preferred share purchase rights are generally entitled to purchase from us one one-thousandth of a share of Series A preferred stock at a price of $50.00, subject to adjustment as provided in the Stockholder Rights Agreement. These preferred share purchase rights will generally be exercisable only if a person or group becomes the beneficial owner of 15 percent or more of our outstanding Common Stock or announces a tender offer for 15 percent or more of our outstanding Common Stock. Each holder of a preferred share purchase right, excluding an acquiring entity or any of its affiliates, will have the right to receive, upon exercise, shares of our Common Stock, or shares of stock of the acquiring entity, having a market value equal to two times the purchase price paid for one one-thousandth of a share of Series A preferred stock. The preferred share purchase rights expire on March 17, 2010, unless we extend the expiration date or in certain limited circumstances, we redeem or exchange such rights prior to such date.

Transfer Agent

American Stock Transfer & Trust Company is the transfer agent and registrar for our Common Stock.

LEGAL MATTERS

The validity of the securities offered by this prospectus is being passed upon for us by Pryor Cashman LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement of which this prospectus is a part, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2007 financial statements refers to a change in the method of accounting for all stock-based awards made to employees and directors effective January 1, 2006 and contains an explanatory paragraph that states that the Company has suffered recurring losses, has had recurring negative cash flows from operations, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We maintain a website at www.mdrnainc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

We have filed with the SEC a registration statement on Form S-8 (of which this prospectus is a part) under the Securities Act, with respect to certain of the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance please see the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the securities offered by this prospectus, please refer to the registration statement and such exhibits and schedules which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or from its web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. The information we incorporate by reference herein is an important part of this prospectus. Any statement in a document we have filed with the SEC prior to the date of this prospectus and which is incorporated by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 17, 2008;

(2)	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, as filed with the SEC on May 8, 2008.

(3)	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, as filed with the SEC on August 4, 2008.

(4)	our Current Reports on Form 8-K, as filed with the SEC on January 7, 2008, January 22, 2008, February 13, 2008, February 19, 2008, February 29, 2008, March 4, 2008, March 10, 2008, April 30, 2008, June 13, 2008, August 4, 2008 (except Item 2.02 thereof), August 5, 2008 and September 15, 2008;

(5)	our preliminary proxy statement on Schedule 14A, and our definitive proxy statement on Schedule 14A, each relating to the annual meeting of stockholders held on June 10, 2008, as filed with the SEC on April 18, 2008 and April 29, 2008, respectively;

(6)	the description of our Common Stock and the description of certain provisions of Delaware Law contained or incorporated by reference in:

•	our registration statement on Form 8-A, filed with the SEC on August 12, 1985 (file no. 000-13789), including any amendments or reports filed for the purposes of updating this description;

•	our Restated Certificate of Incorporation dated July 20, 2005 and filed as Exhibit 3.1 to our Current Report on Form 8-K, as filed with the SEC on July 25, 2005 (file no. 000-13789); and

•	our Amended and Restated Bylaws dated September 19, 2007 and filed as Exhibit 3.1 to our Current Report on Form 8-K, as filed with the SEC on September 25, 2007 (file no. 000-13789);

(7)	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on March 16, 2000 (file no. 000-13789), including any amendment or reports filed for the purposes of updating this description; and

(8)	future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement but prior to the termination of the offering of the securities covered hereby.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

MDRNA, Inc.

3830 Monte Villa Parkway

Bothell, WA 98021

(425) 908-3600

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus or of any securities registered hereunder.

6,447,555 Shares

MDRNA, Inc.

Common Stock

PROSPECTUS

September 19, 2008

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The SEC allows us to “incorporate by reference” into this registration statement the information we have filed with the SEC. The information we incorporate by reference herein is an important part of this registration statement. Any statement in a document we have filed with the SEC prior to the date of this registration statement and which is incorporated by reference into this registration statement will be considered to be modified or superseded to the extent a statement contained in this registration statement or any other subsequently filed document that is incorporated by reference into this registration statement modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this registration statement, except as modified or superseded.

We incorporate by reference into this registration statement the information contained in the documents listed below, which is considered to be a part of this registration statement:

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 17, 2008;

(2)	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, as filed with the SEC on May 8, 2008.

(3)	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, as filed with the SEC on August 4, 2008.

(4)	our Current Reports on Form 8-K, as filed with the SEC on January 7, 2008, January 22, 2008, February 13, 2008, February 19, 2008, February 29, 2008, March 4, 2008, March 10, 2008, April 30, 2008, June 13, 2008, August 4, 2008 (except Item 2.02 thereof), August 5, 2008 and September 15, 2008;

(5)	our preliminary proxy statement on Schedule 14A, and our definitive proxy statement on Schedule 14A, each relating to the annual meeting of stockholders held on June 10, 2008, as filed with the SEC on April 18, 2008 and April 29, 2008, respectively;

(6)	the description of our Common Stock and the description of certain provisions of Delaware Law contained or incorporated by reference in:

•	our registration statement on Form 8-A, filed with the SEC on August 12, 1985 (file no. 000-13789), including any amendments or reports filed for the purposes of updating this description;

•	our Restated Certificate of Incorporation dated July 20, 2005 and filed as Exhibit 3.1 to our Current Report on Form 8-K, as filed with the SEC on July 25, 2005 (file no. 000-13789); and

•	our Amended and Restated Bylaws dated September 19, 2007 and filed as Exhibit 3.1 to our Current Report on Form 8-K, as filed with the SEC on September 25, 2007 (file no. 000-13789);

(7)	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on March 16, 2000 (file no. 000-13789), including any amendment or reports filed for the purposes of updating this description; and

(8)	future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement but prior to the termination of the offering of the securities covered hereby.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

MDRNA, Inc.

3830 Monte Villa Parkway

Bothell, WA 98021

(425) 908-3600

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Our Restated Certificate of Incorporation currently provides that our board of directors has the authority to utilize, to the fullest extent possible, the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law (the “DGCL”), and our directors and officers are provided with the broadest available indemnification coverage. Such indemnification for our directors and officers is mandatory. The Restated Certificate of Incorporation also expressly provides that the advancement of expenses is mandatory and not subject to the discretion of our board of directors, except that any of our directors or officers who request advancement must undertake to repay the advanced amounts if it is determined that such person is not entitled to be indemnified by us. Further, our Restated Certificate of Incorporation contains provisions to eliminate the liability of our directors to us or our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL, as amended from time to time.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the DGCL also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Restated Certificate of Incorporation provides for such limitation of liability.

We have also entered into agreements to indemnify certain of our directors, in addition to the indemnification provided for in our Restated Certificate of Incorporation, our By-Laws and the DGCL (the “Indemnification Agreements”). We believe that the Indemnification Agreements are necessary to attract and retain qualified directors.

Subject to specified limitations, we will indemnify our directors against expenses and liabilities paid or incurred by them in connection with any proceeding associated with their being directors of our Company to the fullest extent permitted by applicable law. We will indemnify our directors whenever they are or were a party or are threatened to be made a party to any proceeding, including any such proceeding brought by or in the right of our Company, because they are or were directors, or because of anything done or not done by them in such capacity, against expenses and liabilities actually and reasonably incurred by them in connection with such proceeding, provided that they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of our Company, and, with respect to any criminal proceeding, had no reason to believe that their conduct was unlawful.

We are not obligated to indemnify a director with respect to any claim, issue or matter (i) if he or she was finally adjudged to be liable to our Company due to gross negligence or willful misconduct, (ii) if the same was initiated by such director against our Company or certain of its affiliates, but was not authorized by our board of directors, (iii) with respect to the accounting of profits made from the purchase or sale by a director of our securities within the meaning of Section 16(b) of the Exchange Act, or similar provisions of any state statutory or common law, or (iv) any activities by such director that constitute a breach of or default under any agreement between that director and our Company.

We will advance to each director from time to time all reasonable expenses incurred by or on his or her behalf.

We also maintain a policy of directors and officer’s liability insurance covering certain liabilities incurred by our directors and officers in connection with the performance of their duties.

Insofar as indemnification for liabilities arising under the Securities Act is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the SEC is of the opinion that such indemnification may contravene federal public policy, as expressed in the Securities Act, and therefore, is unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the SEC is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer or controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Exhibit No.	Description

4.1	Rights Agreement, dated February 22, 2000, between our Company and American Stock Transfer & Trust Company as Rights Agent (filed as Exhibit 1 to our Current Report on Form 8-K dated February 22, 2000, and incorporated herein by reference).

4.2	Amendment No. 1 to Rights Agreement dated as of January 17, 2007 by and between our Company and American Stock Transfer and Trust Company (filed as Exhibit 4.1 to our Current Report on Form 8-K dated January 19, 2007, and incorporated herein by reference).

4.3	Securities Purchase Agreement dated as of June 25, 2004 (filed as Exhibit 99.2 to our Current Report on Form 8-K dated June 25, 2004, and incorporated herein by reference).

5.1	Opinion of Pryor Cashman LLP. (1)

10.1	MDRNA, Inc. 2008 Stock Incentive Plan (filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2008).

10.2	Employment Agreement dated June 10, 2008 between our Company and J. Michael French (filed as Exhibit 10.2 to our Current Report on Form 8-K dated June 10, 2008, and incorporated herein by reference).

23.1	Consent of KPMG LLP, independent registered public accounting firm.(1)

23.2	Consent of Pryor Cashman LLP (included in Exhibit 5.1).(1)

24.1	Power of Attorney (included on the signature page).(1)

(1)	Filed herewith.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply to information contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on the 19th day of September, 2008.

MDRNA, INC.

By:	/s/ J. Michael French
Name:	J. Michael French
Title:	Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints J. MICHAEL FRENCH and BRUCE R. YORK, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. Michael French J. Michael French	Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2008

/s/ Bruce R. York Bruce R. York	Chief Financial Officer (Principal Financial and Accounting Officer)	September 19, 2008

/s/ Steven C. Quay, M.D., Ph.D. Steven C. Quay, M.D., Ph.D.	Chairman of the Board and Chief Scientific Officer	September 19, 2008

Susan B. Bayh	Director	September 19, 2008

/s/ Dr. Alexander D. Cross Dr. Alexander D. Cross	Director	September 19, 2008

/s/ Daniel Peters Daniel Peters	Director	September 19, 2008

/s/ John V. Pollock John V. Pollock	Director	September 19, 2008

Signature	Title	Date

/s/ James E. Rothman, Ph.D. James E. Rothman, Ph.D.	Director	September 19, 2008

Gregory Sessler	Director	September 19, 2008

Bruce R. Thaw	Director	September 19, 2008

EXHIBIT INDEX

Exhibit No.	Description

4.1	Rights Agreement, dated February 22, 2000, between our Company and American Stock Transfer & Trust Company as Rights Agent (filed as Exhibit 1 to our Current Report on Form 8-K dated February 22, 2000, and incorporated herein by reference).

4.2	Amendment No. 1 to Rights Agreement dated as of January 17, 2007 by and between our Company and American Stock Transfer and Trust Company (filed as Exhibit 4.1 to our Current Report on Form 8-K dated January 19, 2007, and incorporated herein by reference).

4.3	Securities Purchase Agreement dated as of June 25, 2004 (filed as Exhibit 99.2 to our Current Report on Form 8-K dated June 25, 2004, and incorporated herein by reference).

5.1	Opinion of Pryor Cashman LLP. (1)

10.1	MDRNA, Inc. 2008 Stock Incentive Plan (filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2008).

10.2	Employment Agreement dated June 10, 2008 between our Company and J. Michael French (filed as Exhibit 10.2 to our Current Report on Form 8-K dated June 10, 2008, and incorporated herein by reference).

23.1	Consent of KPMG LLP, independent registered public accounting firm.(1)

23.2	Consent of Pryor Cashman LLP (included in Exhibit 5.1).(1)

24.1	Power of Attorney (included on the signature page).(1)

(1)	Filed herewith.